Exhibit 99.1

.

May 2, 2019

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Postal Ballot Notice- Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI LODR”)

Further to our letter dated April 16, 2019 and pursuant to Regulation 30 of the SEBI LODR, please find enclosed a copy of the Postal Ballot Notice, seeking approval of the Members for Buyback of Equity Shares and appointment of Mrs. Arundhati Bhattacharya (DIN 02011213) as an Independent Director of the Company.

The Postal Ballot Notice, together with Explanatory Statement and Postal Ballot Form, is being sent to the Members whose names appear on the Register of Members/list of Beneficial Owners received from the Registrar and Share Transfer Agent, National Securities Depository Limited (NSDL) and the Central Depository Services (India) Limited (CDSL) as on April 19, 2019 i.e. Cut-off date.

The Company has engaged the services of Karvy Fintech Private Limited for providing e-voting facility to all its Members. The voting through postal ballot and e-voting will commence at 09.00 hours (IST) on Friday, May 3, 2019 and shall end at 17:00 hours (IST) on Saturday, June 1, 2019. The results of postal ballot will be declared on or before Monday, June 3, 2019.

Yours Faithfully
For WIPRO LIMITED
/s/ M Sanaulla Khan
M Sanaulla Khan Company Secretary ENCL: As above

Wipro Limited

CIN: L32102KA1945PLC020800

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru- 560 035, India.

Tel.: +91-80-28440011 Fax: + 91-80-28440054

E-mail: corp-secretarial@wipro.com Website: www.wipro.com

Notice of Postal Ballot

Dear Shareholders,

Notice is hereby given pursuant to the provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013 (the “Act”), read with Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014 (including any statutory modification or re-enactment thereof for the time being in force, and as amended from time to time) and pursuant to other applicable laws and regulations, that the resolutions appended below for buyback of equity shares of Wipro Limited (the “Company”) and appointment of Independent Director are proposed for approval of the shareholders of the Company through postal ballot (“Postal Ballot”)/electronic voting (“e-voting”).

The explanatory statement pursuant to Sections 102, 110 and other applicable provisions, if any, of the Act pertaining to the aforesaid resolutions setting out the material facts concerning each item and the reasons thereof is annexed hereto for your consideration, along with a postal ballot form (“Postal Ballot Form”).

The Board of Directors of the Company, at its meeting held on April 16, 2019, has appointed Mr. V. Sreedharan/Mr. Pradeep B. Kulkarni, partners of V. Sreedharan & Associates, Practicing Company Secretaries, as the Scrutinizer for conducting the Postal Ballot and e-voting process in a fair and transparent manner. Shareholders have the option to vote either by Postal Ballot or through e-voting. Shareholders desiring to exercise their vote by Postal Ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the same duly completed in the enclosed self-addressed Business Reply Envelope. A Postal Ballot Form sent by courier or by registered post/speed post at the expense of the shareholder(s) will also be accepted.

The duly completed Postal Ballot Form should reach the Scrutinizer not later than 17:00 Hours IST on Saturday, June 1, 2019 to be eligible for being considered, failing which it will be strictly considered that no reply has been received from the shareholder. Shareholders desiring to opt for e-voting as per the facilities arranged by the Company are requested to read the instructions in the Notes under the section “General information and instruction relating to e-voting”. References to postal ballot(s) in this postal ballot notice (“Postal Ballot Notice”) include votes received electronically. The Scrutinizer will submit his report to the Chairman of the Company after completion of scrutiny of the postal ballots (including e-voting). The results shall be declared on or before Monday, June 3, 2019 and communicated to BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE”) and New York Stock Exchange (“NYSE”) (together the “Stock Exchanges”), National Securities Depository Limited (“NSDL”) and Central Depository Services (India) Limited (“CDSL”) (together the “Depositories”), Karvy Fintech Private Limited (“Karvy” or “Registrar and Share Transfer Agent”) and would also be displayed on the Company’s website www.wipro.com.

Resolution No. 1—Approval for Buyback of Equity Shares

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Article 8.2 of the Articles of Association of the Company and the provisions of Sections 68, 69 and 70 and all other applicable provisions, if any, of the Companies Act, 2013, as amended (the “Companies Act”), the Companies (Share Capital and Debentures) Rules, 2014 to the extent applicable, and in compliance with Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”), including any amendments, statutory modifications or re-enactments for the time being in force, and subject to such other approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications, if any, as may be prescribed or imposed by the appropriate authorities while granting such approvals, permissions and sanctions, which may be agreed by the Board of Directors of the Company (hereinafter referred to as the “Board”, which expression shall include any Committee constituted by the Board to exercise its powers, including the powers conferred by this resolution) and on the terms and conditions set out in the explanatory statement (which may be modified based on regulatory requirements), approval of the shareholders be and is hereby accorded for the buyback by the Company of up to 32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three only) fully paid-up equity shares of Rs. 2/- (Rupees Two only) each of the Company (“Equity Shares”) representing up to 5.35% of the total paid-up Equity Share capital of the Company at a price of Rs. 325/- (Rupees Three Hundred and Twenty Five only) per Equity Share (“Buyback Price”) payable in cash for an aggregate amount of up to Rs. 105,00,00,00,000/-(Rupees Ten Thousand Five Hundred Crores only) (“Buyback Size”), which is 23.03% of the aggregate of the fully paid-up Equity Share capital and free reserves as per the latest audited standalone balance sheet of the Company as at March 31, 2019, on a proportionate basis through the “tender offer” route as prescribed under the Buyback Regulations, from all of the shareholders who hold Equity Shares as of the record date (“Buyback”) and the Buyback Size does not include transaction costs viz. brokerage, applicable taxes such as securities transaction tax, GST, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to the Securities and Exchange Board of India (“SEBI”), advisors/legal fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses, etc.

RESOLVED FURTHER THAT all of the shareholders of the Company will be eligible to participate in the Buyback including: (i) promoters and promoter group of the Company (including members thereof) and their associates who hold Equity Shares as of the record date, persons in control (including such persons acting in concert) who hold Equity Shares as of the record date; and (ii) holders of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing Equity Shares of the Company who cancel any of their ADRs and withdraw the underlying Equity Shares prior to the record date such that they become shareholders of the Company and hold Equity Shares as of the record date.

RESOLVED FURTHER THAT the Buyback shall have reservation for small shareholders in accordance with the provisions of the Buyback Regulations.

RESOLVED FURTHER THAT the Company shall implement the Buyback using the “Mechanism for acquisition of shares through Stock Exchange” notified by SEBI vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, including any amendments or statutory modifications for the time being in force.

RESOLVED FURTHER THAT the Buyback from the shareholders who are residents outside India including Foreign Corporate Bodies (including erstwhile Overseas Corporate Bodies), Foreign Institutional Investors/Foreign Portfolio Investors, Non-Resident Indians, shareholders of foreign nationality and holders of ADRs, shall be subject to such approvals, if any and to the extent required from the concerned authorities including approvals from the Reserve Bank of India (“RBI”) under the Foreign Exchange Management Act, 1999 and the rules and regulations framed thereunder, and that such approvals shall be required to be taken by such non-resident shareholders.

RESOLVED FURTHER THAT the Board be and is hereby authorised to give effect to the aforesaid resolutions, including but not limited to finalizing the terms of the Buyback like record date, entitlement ratio, determination of the Buyback Size on a consolidated basis, time frame for completion of Buyback; appointment of merchant banker, brokers, lawyers, depository participants, escrow agents, bankers, advisors, registrars, scrutinizers, consultants/intermediaries/agencies, as may be required, for the implementation of the Buyback; preparing, finalizing, signing and filing of the public announcement, the draft letter of offer/letter of offer with SEBI, the Stock Exchanges where the Equity Shares are listed and other appropriate authorities and to make all necessary applications to the appropriate authorities for their approvals including but not limited to approvals as may be required from the SEBI and RBI; and initiating all necessary actions for preparation and issue of various documents including public announcement, draft letter of offer, letter of offer, opening, operation and closure of necessary accounts including escrow account, special payment account with the bank, entering into escrow agreements as required under the Buyback Regulations, filing of declaration of solvency, obtaining all necessary certificates and reports from statutory auditors and other third parties as required under applicable law, extinguishing Equity Shares bought back by the Company, and filing such other undertakings, agreements, papers, documents and correspondence, under the Common Seal of the Company, as may be required to be filed in connection with the Buyback with SEBI, RBI, Stock Exchanges, Registrar of Companies, Depositories and/or other regulators and statutory authorities as may be required from time to time.

RESOLVED FURTHER THAT nothing contained herein shall confer any right on the part of any shareholders to offer and/or any obligation on the part of the Company or the Board to Buyback any shares, and/or impair any power of the Company or the Board to terminate any process in relation to such Buyback, if so permissible by law.

RESOLVED FURTHER THAT for the purpose of giving effect to this Resolution, the Board is hereby empowered and authorised on behalf of the Company to accept and make any alteration(s), modification(s) to the terms and conditions as it may deem necessary, concerning any aspect of the Buyback, in accordance with the statutory requirements as well as to give such directions as may be necessary or desirable, to settle any questions, difficulties or doubts that may arise and generally, to do all acts, deeds, matters and things as the Board and/or any person authorised by the Board may, in its/his/her absolute discretion deem necessary, expedient, usual or proper in relation to or in connection with or for matters consequential to the Buyback without seeking any further consent or approval of the shareholders or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this Resolution.

Resolution No. 2—Appointment of Mrs. Arundhati Bhattacharya (DIN 02011213) as an Independent Director of the Company

To consider and if thought fit, to pass the following resolution as an Ordinary Resolution:

RESOLVED THAT that pursuant to Sections 149, 150, 152 read with Schedule IV and other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or enactment thereof for the time being in force), Mrs. Arundhati Bhattacharya (DIN 02011213) who was appointed as an Additional Director in the capacity of Independent Director of the Company by the Board of Directors effective January 1, 2019 in terms of Section 161 of the Companies Act, 2013, and whose appointment as an independent director is recommended by the Board Governance, Nomination and Compensation Committee and Board of Directors of the Company and in respect of whom the Company has received a notice in writing from a member proposing her candidature for the office of Director pursuant to Section 160 of the Companies Act, 2013, be and is hereby appointed as an Independent Director of the Company with effect from January 1, 2019 to December 31, 2023 and the term shall not be subject to retirement by rotation.

By Order of the Board

For Wipro Limited

M Sanaulla Khan

Company Secretary

Date: April 16, 2019

Place: Bengaluru

Notes:

1.

The explanatory statement pursuant to Sections 102 and 110 of the Act stating all material facts and the reasons for the proposal is annexed herewith. It also contains all the disclosures as specified in the Buyback Regulations.

2.

The Postal Ballot Notice is being sent to the shareholders of the Company whose names appear on the Register of Members/List of Beneficial Owners as received from the Depositories as on Friday, April 19, 2019. The Postal Ballot Notice is being sent to shareholders in electronic form to the email addresses registered with their depository participants (in case of electronic shareholding)/the Company’s Registrar and Share Transfer Agent (in case of physical shareholding). For shareholders whose email IDs are not registered, physical copies of the Postal Ballot Notice are being sent by permitted mode along with a postage-prepaid self-addressed Business Reply Envelope. The Postal Ballot will also be provided to the Depositary (as defined below), who will use the same to prepare a voting instruction card to be sent to registered holders of ADRs and the mailing agent for The Depositary Trust Company (“DTC”), who will then mail their form of voting instruction to the beneficial holders of ADSs who hold their ADSs through a bank, broker or other nominee in DTC. The Postal Ballot Notice will also be available on the Company’s website www.wipro.com.

3.	Shareholders whose names appear on the Register of Members/List of Beneficial Owners as on Friday, April 19, 2019 will be considered for the purpose of voting.

4.	Resolutions passed by the shareholders through Postal Ballot are deemed to have been passed as if they have been passed at a General Meeting of the shareholders.

5.

The shareholders can opt for only one mode of voting, i.e., either by physical ballot or e-voting. In case shareholders cast their votes through both the modes, votes cast through e-voting shall be treated as valid and votes cast through physical Postal Ballot Form will be treated as invalid.

6.

In case a shareholder is desirous of obtaining a printed Postal Ballot Form or a duplicate, he or she may send an e-mail to corp-secretarial@wipro.com. The Registrar and Transfer Agent/Company shall forward the same along with postage-prepaid self-addressed Business Reply Envelope to the shareholder.

7.

Voting rights shall be reckoned on the paid-up value of equity shares registered in the name of the shareholders as on Friday, April 19, 2019. A person who is not a shareholder on the relevant date should treat this notice for information purpose only.

8.

In compliance with Sections 108 and 110 of the Companies Act, 2013 and the Rules made there under and Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company has provided the facility to the shareholders to exercise their votes electronically and vote on the resolutions through the e-voting service facility arranged by Karvy. The instructions for e-voting are annexed to this Postal Ballot Notice.

9.	A shareholder cannot exercise his vote by proxy on Postal Ballot.

10.

Shareholders desiring to exercise their vote by physical Postal Ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form duly completed and signed, in the enclosed self-addressed Business Reply Envelope to the Scrutinizer, so that it reaches the Scrutinizer not later than close of working hours (i.e., 17:00 hours IST) on Saturday, June 1, 2019. The postage will be borne by the Company. However, envelopes containing Postal Ballots, if sent by courier or registered/speed post at the expense of the shareholders will also be accepted. Any Postal Ballot received after 17:00 hours IST on Saturday, June 1, 2019 will be considered invalid.

11.

The Scrutinizer will submit his report to the Chairman after the completion of scrutiny, and the result of the voting by Postal Ballot will be announced by the Chairman or any Director of the Company duly authorised, on or before Monday, June 3, 2019 at the registered office and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agent.

12.

The resolutions, if passed by the requisite majority shall be deemed to have been passed on Saturday, June 1, 2019 i.e., the last date specified for receipt of duly completed Postal Ballot Forms or e-voting.

13.

In accordance with the proviso to regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, effective from April 1, 2019, transfers of securities of the Company shall not be processed unless the securities are held in the dematerialized form with a depository. Accordingly, shareholders holding equity shares in physical form are urged to have their shares dematerialized so as to be able to freely transfer them and participate in corporate actions such as buyback.

14.

All the material documents referred to in the explanatory statement will be available for inspection at the registered office of the Company during office hours on all working days from the date of dispatch of the Postal Ballot Notice until the last date for receipt of votes by Postal Ballot/e-voting.

General information and instructions relating to e-voting

i.

A person whose name is recorded in the register of members or in register of beneficial owners maintained by the Depositories as on the cut-off date, i.e., Friday, April 19, 2019 only shall be entitled to avail the facility of e-voting.

ii.	Any shareholder who holds the shares as on the cut-off date i.e., Friday, April 19, 2019, may obtain the User ID and password in the manner as mentioned below:

a)	If the mobile number of the shareholder is registered against Folio No/DP ID Client ID, the shareholder may send SMS:

MYEPWD<space>E-voting Event Number+Folio No. or DP ID Client ID to +91 9212993399.

Example for NSDL: MYEPWD <SPACE> IN12345612345678

Example for CDSL: MYEPWD <SPACE> 1402345612345678

Example for Physical: MYEPWD <SPACE> XXX1234567890

b)

If e-mail address of the shareholder is registered against Folio No./DP ID Client ID, then on the home page of https://evoting.karvy.com, the shareholder may click “Forgot password” and enter Folio No. or DP ID Client ID and Permanent Account Number (“PAN”) to generate a password.

c)	Shareholders may call Karvy’s toll free number 1-800-3454-001.

d)

Shareholders may send an e-mail request to evoting@karvy.com and einward.ris@karvy.com. If the shareholder is already registered with the Karvy e-voting platform then such shareholder can use his/her existing User ID and password for casting the vote through e-voting.

iii.	The e-voting facility will be available during the following period:

a)	Commencement of e-voting: 9 a.m. (IST) on Friday, May 3, 2019

b)	End of e-voting: 5 p.m. (IST) on Saturday, June 1, 2019

The e-voting will not be allowed beyond the aforesaid date and time and the e-voting module shall be disabled by Karvy upon expiry of aforesaid period.

iv.	Instructions and other information relating to e-voting:

A.	In case of shareholders receiving an e-mail from Karvy Fintech Private Limited [for shareholders whose e-mail addresses are registered with the Company/depository participant(s)]

a)	Launch internet browser by typing the following URL https://evoting.karvy.com.

b)

Enter the login credentials (i.e. User ID and password). The Event No.+Folio No. or DP ID- Client ID will be your User ID. However, if you are already registered with Karvy for e-voting, you can use your existing User ID and password for casting your vote. If required, please visit https://evoting.karvy.com or send an e-mail request to einward.ris@karvy.com or contact toll free number 1-800-3454-001 for re-setting the password.

c)	After entering the above details Click on- Login.

d)

You will now reach password change menu, wherein you are required to mandatorily change your password. The new password shall comprise minimum 8 characters with at least one upper case (A-Z), one lower case (a-z), one numeric (0-9) and a special character (@, #, $, etc.) The system will also prompt you to update your contact details like mobile number, email ID, etc. on first login. You may also enter a secret question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential.

e)	You need to login again with the new credentials.

f)	On successful login, system will prompt to select the e-voting event number of Wipro Limited.

g)

On the voting page enter the number of shares (which represents the number of votes) as on the cut-off date under “FOR/AGAINST” or alternatively, you may partially enter any number in “FOR” and partially in “AGAINST” but the total number in “FOR/AGAINST” taken together should not exceed your total shareholding as on the cut-off date. You may also choose the option “ABSTAIN” and the shares held will not be counted under either head.

h)	Shareholders holding shares under multiple folios/demat accounts shall choose the voting process separately for each of the folios/demat accounts.

i)	Voting must be done for each items of the Notice separately. In case you do not desire to cast your vote on any specific item, it will be treated as abstained.

j)	You may then cast your vote by selecting an appropriate option and click on “Submit” and also “Confirm” when prompted.

k)	Once you confirm, you will not be allowed to modify your vote. During the voting period, shareholders can login any number of times till they have not voted on the Resolution(s).

l)

Corporate/Institutional shareholders (i.e. other than individuals, HUF, NRI, etc.) are required to send scanned certified true copy (PDF Format) of the Board Resolution/Authority Letter, etc., together with attested specimen signature(s) of the duly authorized representative(s), to Scrutinizer at the e-mail ID: compliance@sreedharancs.com. They may also upload the same in the e-voting module under their login. The scanned images of the above mentioned documents should be in the naming format “Corporate Name_EVENT NO.”

B.	In case a shareholder receives physical copy of the Postal Ballot Notice and Postal Ballot Form

a)	Initial password is provided at the bottom of the Postal Ballot Form.

b)	Please follow all steps from Sl. No. (a) to Sl. No. (l) as mentioned in (A) above, to cast your vote.

v.	Once the vote on a resolution is cast by a shareholder, the shareholder shall not be allowed to change it subsequently or cast vote again.

vi.

In case of any query or grievance pertaining to e-voting, shareholders may contact Mr. B Srinivas, Manager, Karvy Fintech Private Limited at contact No: 040-67162222, e-mail id: einward.ris@karvy.com. Further, shareholders may also visit Help & FAQ’s section available at Karvy’s website https://evoting.karvy.com.

Explanatory Statement pursuant to Sections 102 and 110 of the Companies Act, 2013

Resolution No. 1- Approval for Buyback of Equity Shares

The Board of Directors of the Company at its meeting held on April 16, 2019 (“Board Meeting”) has, subject to the approval of the shareholders of the Company by way of special resolution through postal ballot/e-voting and subject to such approvals of statutory, regulatory or governmental authorities as may be required under applicable laws, approved the buyback of fully paid-up Equity Shares of face value of Rs. 2/- (Rupees Two only) each (“Equity Shares”) up to 32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three only) Equity Shares, on a proportionate basis through the tender offer route through the Stock Exchange mechanism in accordance with the Companies Act, 2013 (the “Act”), the Companies (Share Capital and Debentures) Rules, 2014 (“Rules”) (to the extent applicable), the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended from time to time, (the “Buyback Regulations”), read with the Securities and Exchange Board of India Circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with Circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, as amended from time to time, (“SEBI Circular”), at a price of Rs. 325/- (Rupees Three Hundred and Twenty Five only) per Equity Share payable in cash for an aggregate consideration of up to Rs. 105,00,00,00,000/- (Rupees Ten Thousand Five Hundred Crores only) (“Offer Size”) excluding transaction costs viz. brokerage, applicable taxes such as securities transaction tax, GST, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to SEBI, advisors/legal fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses, etc. (the “Buyback”). The Buyback is within 25% of the aggregate of paid up capital and free reserves of the Company as per the latest audited standalone balance sheet as on March 31, 2019 (the latest audited balance sheet available as on the date of Board Meeting recommending the proposal of the Buyback). The Offer Size of the Buyback constitutes 23.03% of the aggregate of the paid-up equity share capital and free reserves of the Company, and represents 5.35% of the total issued and paid-up equity share capital of the Company.

Since the Buyback constitutes more than 10% of the total paid-up equity capital and free reserves of the Company, in terms of Section 68(2)(b) of the Act, it is necessary to obtain the consent of the shareholders of the Company, for the Buyback by way of a special resolution. Further, as per Section 110 of the Act read with Rule 22(16)(g) of the Rules, the consent of the shareholders of the Company to the Buyback can be obtained by means of postal ballot. Accordingly, the Company is seeking your consent for the aforesaid proposal as contained in the resolution appended to this Postal Ballot Notice. Certain figures contained in this Postal Ballot Notice, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row.

Requisite details and material information relating to the Buyback are given below:

(a)	Date of the Board meeting at which the proposal for Buyback was approved by the Board of Directors of the Company

- April 16, 2019

(b)	Necessity for the Buyback

The Buyback is being undertaken by the Company to return surplus funds to its equity shareholders, which are over and above its ordinary capital requirements and in excess of any current investment plans, in an expedient, effective and cost-efficient manner. The Buyback is being undertaken for the following reasons:

(i)

The Buyback will help the Company to distribute surplus cash to its shareholders holding Equity Shares broadly in proportion to their shareholding, thereby, enhancing the overall return to shareholders;

(ii)

The Buyback, which is being implemented through the tender offer route as prescribed under the Buyback Regulations, would involve a reservation of up to 15% of the Buyback Size for small shareholders. The Company believes that this reservation of up to 15% for small shareholders would benefit a large number of the Company’s public shareholders, who would be classified as “Small Shareholders”;

(iii)	The Buyback would help in improving financial ratios like earnings per share and return on equity, by reducing the equity base of the Company; and

(iv)

The Buyback gives the Eligible Shareholders (as defined below) the choice to either (A) participate in the Buyback and receive cash in lieu of their Equity Shares which are accepted under the Buyback, or (B) not to participate in the Buyback and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

(c)	Maximum number of securities that the Company proposes to Buyback

The Company proposes to buyback up to 32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three only) fully paid-up Equity Shares of face value of Rs. 2/- (Rupees Two only) each.

(d)	Buyback price and the basis of arriving at the Buyback price

(i)	The Equity Shares of the Company are proposed to be bought back at a price of Rs. 325/- (Rupees Three Hundred and Twenty Five only) per Equity Share.

(ii)

The Buyback Price of Rs. 325/- (Rupees Three Hundred and Twenty Five only) per Equity Share has been arrived at after considering various factors such as (i) the share price benchmarks on the NSE, the stock exchange where the maximum volume of trading in the Equity Shares is recorded, (ii) the net worth of the Company, and (iii) the impact on the earnings per Equity Share.

(iii)

The Buyback Price represents a premium of 22.16% over the volume weighted average market price of the Equity Shares on the NSE for the 60 trading days preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback and 24.15% over the volume weighted average market price of the Equity Shares on the NSE for the 10 trading days preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback. The closing market price of the Equity Shares as on the date of intimation of the Board Meeting for considering the Buyback, being April 10, 2019, was Rs. 281.00 on both NSE and BSE.

(iv)	The Buyback Price is at a premium of 297.03% of the book value per Equity Share of the Company, which as of March 31, 2019 was Rs. 81.86 (Rupees Eighty One and Eighty Six Paise only) per Equity Share.

(v)

The basic and diluted earnings per Equity Share of the Company prior to the Buyback, for the year ended March 31, 2019 was Rs. 12.67 and Rs. 12.64 per Equity Share, respectively. Assuming full acceptance under the Buyback, the basic and diluted earnings per Equity Share of the Company will be Rs. 13.39 and Rs. 13.36 per Equity Share post the Buyback, respectively.

(vi)	The return on net worth of the Company was 15.42% for the year ended March 31, 2019, which will increase to 19.58% post Buyback assuming full acceptance of the Buyback.

(e)	Maximum amount required under the Buyback and its percentage of the total paid up capital and free reserves

The maximum amount required for Buyback will not exceed Rs. 105,00,00,00,000/- (Rupees Ten Thousand Five Hundred Crores only), excluding transaction costs viz. brokerage, applicable taxes such as securities transaction tax, GST, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to the SEBI, advisors/legal fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses, etc.

The maximum amount mentioned aforesaid is 23.03% of the aggregate of the fully paid-up equity share capital and free reserves as per the latest audited standalone balance sheet of the Company as at March 31, 2019, which is within the prescribed limit of 25%.

(f)	Method to be adopted for the Buyback

The Buyback shall be on a proportionate basis through the tender offer route, as prescribed under the Buyback Regulations, to the extent permissible, and the “Mechanism for acquisition of shares through Stock Exchanges” as prescribed under the SEBI Circular. The Buyback will be implemented in accordance with the Act, Rules, to the extent applicable, the Buyback Regulations and on such terms and conditions as may be deemed fit by the Company.

As required under the Buyback Regulations, the Company will announce a record date for the Buyback for determining the names of the shareholders holding Equity Shares of the Company who will be eligible to participate in the Buyback (“Eligible Shareholder(s)”). Holders of ADSs will not be eligible to tender ADSs in the Buyback. In order for such holders to participate in the Buyback, they must take certain actions prior to the record date. For additional details concerning participation in the Buyback by ADS holders, see Section (m) below entitled “Additional Information for Holders of Company’s American Depositary Shares, each representing one Equity Share”. Subject to the approval of the special resolution under this Postal Ballot Notice and subject to SEBI’s comments on the draft letter of offer, Eligible Shareholders will receive a letter of offer along with a tender/offer form indicating their entitlement.

The Equity Shares to be bought back is divided in two categories:

(i)	Reserved category for small shareholders; and

(ii)	General category for all other shareholders.

As defined in Regulation 2(i)(n) of the Buyback Regulations, a “small shareholder” is a shareholder who holds equity shares having market value, on the basis of closing price on Stock Exchange having highest trading volume as on record date, of not more than Rs. 2,00,000/- (Rupees Two Lakhs only).

In accordance with Regulation 6 of the Buyback Regulations, 15% of the number of Equity Shares which the Company proposes to buyback or such number of Equity Shares entitled as per the shareholding of small shareholders as on the record date, whichever is higher, shall be reserved for the small shareholders as part of this Buyback.

Based on the holding on the record date, the Company will determine the entitlement of each Eligible Shareholder to tender their shares in the Buyback. This entitlement for each Eligible Shareholder will be calculated based on the number of Equity Shares held by the respective shareholder as on the record date and the ratio of the Buyback applicable in the category to which such shareholder belongs. In accordance with Regulation 9(ix) of the Buyback Regulations, in order to ensure that the same shareholders with multiple demat accounts/folios do not receive a higher entitlement under the Small Shareholder category, the Company will club together the equity shares held by such shareholders with a common Permanent Account Number (PAN) for determining the category (Small Shareholder or General) and entitlement under the Buyback. In case of joint shareholding, the Company will club together the equity shares held in cases where the sequence of the PANs of the joint shareholders is identical. In case of physical shareholders, where the sequence of PANs is identical, the Company will club together the equity shares held in such cases. Similarly, in case of physical shareholders where PAN is not available, the Company will check the sequence of names of the joint holders and club together the equity shares held in such cases where the sequence of name of joint shareholders is identical. The shareholding of institutional investors like mutual funds, pension funds/trusts, insurance companies etc., with common PAN will not be clubbed together for determining the category and will be considered separately, where these equity shares are held for different schemes and have a different demat account nomenclature based on information prepared by the Registrar and Transfer Agent as per the shareholder records received from the Depositories.

Shareholders’ participation in Buyback will be voluntary. Eligible Shareholders holding Equity Shares of the Company can choose to participate and get cash in lieu of shares to be accepted under the Buyback or they may choose not to participate. Eligible Shareholders holding Equity Shares of the Company may also accept a part of their entitlement. Eligible Shareholders holding equity shares of the Company also have the option of tendering additional shares (over and above their entitlement) and participate in the shortfall created due to non-participation of some other shareholders, if any.

The maximum tender under the Buyback by any Eligible Shareholder cannot exceed the number of Equity Shares held by the shareholder as on the record date.

The Equity Shares tendered as per the entitlement by Eligible Shareholders holding Equity Shares of the Company as well as additional shares tendered, if any, will be accepted as per the procedure laid down in Buyback Regulations. The settlement of the tenders under the Buyback will be done using the “Mechanism for acquisition of shares through Stock Exchange” notified under the SEBI Circular.

Participation in the Buyback by shareholders may trigger capital gains taxation in India and in their country of residence. The transaction of Buyback would also be chargeable to securities transaction tax in India. The shareholders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback.

Detailed instructions for participation in the Buyback (tender of Equity Shares in the Buyback) as well as the relevant time table will be included in the letter of offer to be sent to the Eligible Shareholder(s).

(g)	Time limit for completing the Buyback

Subject to receipt of regulatory consents and approvals, if any, the Buyback is proposed to be completed within One year from the date of passing of special resolution detailed in this Postal Ballot Notice.

(h)	Compliance with Section 68(2)(c) of the Act

The aggregate paid-up share capital and free reserves as per the latest audited standalone balance sheet of the Company as at March 31, 2019 is Rs. 45,60,042 lakhs. Under the provisions of the Act, the funds deployed for the Buyback cannot exceed 25% of the aggregate of the fully paid-up share capital and free reserves of the Company i.e., is Rs. 11,40,010 lakhs. The maximum amount proposed to be utilized for the Buyback, does not exceed Rs. 105,00,00,00,000/- (Rupees Ten Thousand Five Hundred Crores only) and is therefore within the limit of 25% of the Company’s fully paid-up share capital and free reserves as per the latest audited standalone balance sheet of the Company as at March 31, 2019 (the latest audited balance sheet available as on the date of Board meeting recommending the proposal for the Buyback).

(i)	Details of holding and transactions in the shares of the Company

The aggregate shareholding of the (i) promoter and promoter group of the Company (“Promoter and Promoter Group”) and persons in control, (ii) Directors of companies which are a part of the Promoter and Promoter Group, and (iii) Directors and Key Managerial Personnel of the Company as on the date of the Board meeting and this Postal Ballot Notice, i.e., April 16, 2019, are as follows:

(i)	Aggregate shareholding of the Promoter and Promoter Group and persons who are in control as on the date of the Board meeting and the date of this Postal Ballot Notice, i.e., April 16, 2019:

Sl. No.	Name of Shareholder	No. of Equity Shares	% Shareholding
1.	Azim H Premji	24,90,80,265	4.13
2.	Yasmeen A Premji	28,33,776	0.05
3.	Rishad Azim Premji	18,31,109	0.03
4.	Tariq Azim Premji	7,06,666	0.01
5.	Mr. Azim Hasham Premji Partner Representing Hasham Traders	98,92,15,999	16.39
6.	Mr. Azim Hasham Premji Partner Representing Prazim Traders	1,18,77,51,441	19.68
7.	Mr. Azim Hasham Premji Partner Representing Zash Traders	1,20,43,19,438	19.96
8.	Hasham Investment & Trading Co. Private Limited	15,01,328	0.02
9.	Azim Premji Philanthropic Initiatives Private Limited (1)	2,08,08,209	0.34
10.	Azim Premji Trust (2)	79,79,48,834	13.22

	Total	4,45,59,97,065	73.85

Note:

1.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.
2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

(ii)

Aggregate shareholding of the Directors of companies which are a part of the Promoter and Promoter Group, as on the date of the Board meeting and the date of this Postal Ballot Notice, i.e., April 16, 2019:

Sl. No.	Name	No. of Equity Shares	% Shareholding
1.	Azim H Premji	24,90,80,265	4.13
2.	Yasmeen A Premji	28,33,776	0.05
3.	Rishad Azim Premji	18,31,109	0.03
4.	Tariq Azim Premji	7,06,666	0.01
5.	Pagalthivarthi Srinivasan	1,28,253	0.00
6.	Priya Mohan Sinha	99,661	0.00
7.	Lakshminarayana Ramanathan Kollengode	19,397	0.00
8.	Sharad Chandra Behar	—	—

	Total	25,46,99,127	4.22

(iii)	Aggregate shareholding of the Directors and Key Managerial Personnel of the Company as on the date of the Board meeting and the date of this Postal Ballot Notice, i.e., April 16, 2019.

Sl. No.	Name of Shareholder	Designation	No. of Equity Shares		% Shareholding
1.	Azim H Premji	Chairman and Managing Director	24,90,80,265		4.13
2.	N Vaghul	Independent Director	—		—
3.	Dr. Ashok S Ganguly	Independent Director	4,978		0.00
4.	M K Sharma	Independent Director	—		—
5.	William Arthur Owens	Independent Director	—		—
6.	Ireena Vittal	Independent Director	—		—
7.	Dr. Patrick John Ennis	Independent Director	—		—
8.	Patrick Dupuis	Independent Director	—		—
9.	Arundhati Bhattacharya	Independent Director	—		—
10.	Abidali Z Neemuchwala	CEO and Executive Director	4,26,666	*	0.01
11.	Rishad A Premji	Executive Director and Chief Strategy Officer	18,31,109		0.03
12.	Jatin Pravinchandra Dalal	Chief Financial Officer	23,850		0.00
13.	M Sanaulla Khan	Company Secretary	16,000		0.00

		Total	25,13,82,868		4.17

*	Held as ADRs representing equivalent underlying equity shares.

(iv)

Aggregate shares purchased or sold by the Promoter and Promoter Group, persons in control, Directors of companies which are a part of the Promoter and Promoter Group and Directors and Key Managerial Personnel of the Company during a period of six months preceding the date of the Board meeting at which the Buyback was approved and the date of this Postal Ballot Notice, i.e. April 16, 2019:

(a)	Aggregate of shares purchased or sold by the Promoter and Promoter Group and persons who are in control:

Sl. No.	Name of Shareholder	No. of Equity Shares Acquired/Sold	Nature of Transaction		Date of Allotment/ Transaction
1.	Azim H Premji	6,22,70,065	Bonus Issue	*	March 8, 2019
2.	Yasmeen A Premji	7,08,444	Bonus Issue	*	March 8, 2019
3.	Rishad Azim Premji	4,57,777	Bonus Issue	*	March 8, 2019
4.	Tariq Azim Premji	1,76,666	Bonus Issue	*	March 8, 2019
5.	Mr. Azim Hasham Premji Partner Representing Hasham Traders	24,73,03,999	Bonus Issue	*	March 8, 2019
6.	Mr. Azim Hasham Premji Partner Representing Prazim Traders	29,69,37,859	Bonus Issue	*	March 8, 2019

Sl. No.	Name of Shareholder	No. of Equity Shares Acquired/Sold	Nature of Transaction		Date of Allotment/ Transaction
7.	Mr. Azim Hasham Premji Partner Representing Zash Traders	30,10,79,858	Bonus Issue	*	March 8, 2019
8.	Hasham Investment & Trading Co. Private Limited	3,75,332	Bonus Issue	*	March 8, 2019
9.	Azim Premji Philanthropic Initiatives Private Limited (1)	52,02,052	Bonus Issue	*	March 8, 2019
10.	Azim Premji Trust (2)	20,61,53,875	Bonus Issue	*	March 8, 2019
11.	Azim Premji Trust	2,66,66,667	Market Sale	(3)	March 8, 2019

Note:

*	Since the equity shares were acquired pursuant to a bonus issue, there was no price paid for their acquisition.
1.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.
2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.
3.	Azim Premji Trust sold 2,66,66,667 equity shares through market sale on BSE on March 8, 2019 at a maximum price of Rs. 261.70 per equity share and a minimum price of Rs.256.00 per equity share.

(b)	Aggregate shares purchased or sold by the Directors of companies which are part of the Promoter and Promoter Group:

Sl. No.	Name	No. of Equity Shares Acquired	Nature of Transaction	Date of Allotment/ Transaction
1.	Azim H Premji	6,22,70,065	Bonus Issue*	March 8, 2019
2.	Yasmeen A Premji	7,08,444	Bonus Issue*	March 8, 2019
3.	Rishad Azim Premji	4,57,777	Bonus Issue*	March 8, 2019
4.	Tariq Azim Premji	1,76,666	Bonus Issue*	March 8, 2019
5.	Pagalthivarthi Srinivasan	720	Transmission of Shares**	November 29, 2018

		32,063	Bonus Issue*	March 8, 2019
6.	Priya Mohan Sinha	24,915	Bonus Issue*	March 8, 2019
7.	Lakshminarayana Ramanathan Kollengode	4,849	Bonus Issue*	March 8, 2019
8.	Sharad Chandra Behar	—	—	—

*	Since the equity shares were acquired pursuant to a bonus issue, there was no price paid for their acquisition.
**

Equity Shares acquired in physical form through transmission and subsequently dematerialised. Since the equity shares were acquired pursuant to a share transmission, there was no price paid for their acquisition.

(c)	Aggregate shares purchased or sold by the Directors and Key Managerial Personnel of the Company:

Sl. No.	Name	No. of Equity Shares		Nature of Transaction	Date of Allotment/ Transaction	Price
1.	Azim H Premji	6,22,70,065		Bonus Issue	March 8, 2019	NA*
2.	Dr. Ashok S Ganguly	1,244		Bonus Issue	March 8, 2019	NA*
3.	Abidali Z Neemuchwala	1,60,000	**	Exercise of ADS Restricted Stock Units (RSUs)	December 19, 2018	$0.05 per ADS RSU
		1,06,666	**	Bonus Issue	March 8, 2019	NA*
4.	Rishad Azim Premji	4,57,777		Bonus Issue	March 8, 2019	NA*
5.	Jatin Pravinchandra Dalal	5,962		Bonus Issue	March 8, 2019	NA*
6.	M Sanaulla Khan	12,000		Exercise of RSUs	January 11, 2019	Rs. 2 per Equity Share
		4,000		Bonus Issue	March 8, 2019	NA*

*	Since the equity shares were acquired pursuant to a bonus issue, there was no price paid for their acquisition.
**	Held as ADRs representing equivalent underlying equity shares.

There are 3,47,68,652 outstanding ESOPs/RSUs granted by the Company as at March 31, 2019.

(j)	Intention of Promoter and Promoter Group and persons in control of the Company to participate in the Buyback

In terms of the Buyback Regulations, under the tender offer route, the Promoter and Promoter Group have an option to participate in the Buyback. In this regard, the Promoter and Promoter Group entities and persons in control of the Company have expressed their intention to participate in the Buyback vide their letters dated April 16, 2019 and may tender up to an aggregate maximum of 4,37,14,64,533 Equity Shares or such lower number of Equity Shares in accordance with the provisions of the Buyback Regulations. Please see below the maximum number of Equity Shares to be tendered by each of the Promoter and Promoter Group as well as persons in control of the Company:

Sl. No.	Name of the Promoter and Promoter Group entity	Maximum Number of Equity Shares intended to be offered
1.	Azim H Premji	16,45,47,733
2.	Yasmeen A Premji	28,33,776
3.	Rishad Azim Premji	18,31,109
4.	Tariq Azim Premji	7,06,666
5.	Mr. Azim Hasham Premji Partner Representing Hasham Traders	98,92,15,999
6.	Mr. Azim Hasham Premji Partner Representing Prazim Traders	1,18,77,51,441
7.	Mr. Azim Hasham Premji Partner Representing Zash Traders	1,20,43,19,438
8.	Hasham Investment and Trading Co. Private Limited	15,01,328
9.	Azim Premji Philanthropic Initiatives Private Limited (1)	2,08,08,209
10.	Azim Premji Trust (2)	79,79,48,834

	Total	4,37,14,64,533

Note:

1.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.
2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

The Buyback will not result in any benefit to Promoter and Promoter Group or any Directors of the Company except to the extent of the cash consideration received by them from the Company pursuant to their respective participation in the Buyback in their capacity as equity shareholders of the Company, and the change in their shareholding as per the response received in the Buyback, as a result of the extinguishment of Equity Shares which will lead to reduction in the equity share capital of the Company post Buyback.

The details of the date and price of acquisition of the Equity Shares that the Promoter and Promoter Group intend to tender are set-out below:

(i)	Azim H Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
January 22, 1998	Bonus	61,70,540	(1)	2	—	—
June 29, 2004	Bonus	1,23,41,080		2	—	—
August 24, 2005	Bonus	1,85,11,620		2	—	—
June 17, 2010	Bonus	2,46,82,160		2	—	—
June 15, 2017	Bonus	6,17,05,400		2	—	—
March 8, 2019	Bonus	4,11,36,933		2	—	—

Total		16,45,47,733

Note:

1.

Originally allotted 12,34,108 (Twelve Lakhs Thirty Four Thousand One Hundred and Eight) equity shares of Rs. 10/- (Rupees Ten only) each as bonus shares and subsequently adjusted for split into shares of face value of Rs. 2/- (Rupees Two only) each as on the record date on October 14, 1999.

(ii) Yasmeen A Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 30, 1997	Gift	3,200	(1)	2	—	—
January 22, 1998	Bonus	46,400	(2)	2	—	—
February 24, 2000	Gift	40,000		2	—	—
June 29, 2004	Bonus	2,19,200		2	—	—
August 24, 2005	Bonus	3,28,800		2	—	—
June 17, 2010	Bonus	4,25,066		2	—	—
June 15, 2017	Bonus	10,62,666		2	—	—
March 8, 2019	Bonus	7,08,444		2	—	—

Total		28,33,776

Note:

1.

Originally received 640 (Six Hundred and Forty) equity shares of Rs. 10/- (Rupees Ten only) each as gift and subsequently adjusted for split into shares of face value of Rs. 2/- (Rupees Two only) each as on the record date on October 14, 1999.

2.

Originally allotted 9,280 (Nine Thousand Two Hundred and Eighty) equity shares of Rs. 10/- (Rupees Ten only) each as bonus shares and subsequently adjusted for split into shares of face value of Rs. 2/- (Rupees Two only) each as on the record date on October 14, 1999.

(iii)	Rishad Azim Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	3,08,000	2	—	—
June 17, 2010	Bonus	3,78,666	2	—	—
June 15, 2017	Bonus	6,86,666	2	—	—
March 8, 2019	Bonus	4,57,777	2	—	—

Total		18,31,109

(iv)	Tariq Azim Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 30, 1997	Gift	26,500	(1)	2	—	—
June 29, 2004	Bonus	53,000		2	—	—
August 24, 2005	Bonus	79,500		2	—	—
June 17, 2010	Bonus	1,06,000		2	—	—
June 15, 2017	Bonus	2,65,000		2	—	—
March 8, 2019	Bonus	1,76,666		2	—	—

Total		7,06,666

Note:

1.

Originally received 5,300 (Five Thousand and Three Hundred) equity shares of Rs. 10/- (Rupees Ten only) each as gift and subsequently adjusted for split into shares of face value of Rs. 2/- (Rupees Two only) each as on the record date on October 14, 1999.

(v)	Mr. Azim Hasham Premji Partner Representing Hasham Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	15,34,50,000	2	—	—
June 17, 2010	Bonus	21,75,06,000	2	—	—
June 15, 2017	Bonus	37,09,56,000	2	—	—
March 8, 2019	Bonus	24,73,03,999	2	—	—

Total		98,92,15,999

(vi)	Mr. Azim Hasham Premji Partner Representing Prazim Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	4,89,99,500	(1)	2	—	—
August 24, 2005	Bonus	16,25,08,500		2	—	—
June 17, 2010	Bonus	21,66,78,000		2	—	—
March 19, 2013	Block Trade inter- se purchase from Hasham Traders	97,20,791		2	440.05	Cash
June 15, 2017	Bonus	45,29,06,791		2	—	—
March 8, 2019	Bonus	29,69,37,859		2	—	—

Total		1,18,77,51,441

Note:

1.

Originally received 6,39,99,500 equity shares of Rs. 2/- each as bonus, out of which 1,50,00,000 equity shares were tendered and accepted pursuant to buyback by the Company on December 19, 2017 at a price of Rs. 320/- per equity share.

(vii)	Mr. Azim Hasham Premji Partner Representing Zash Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	6,36,13,400	2	—	—
August 24, 2005	Bonus	16,21,22,400	2	—	—
June 17, 2010	Bonus	21,61,63,200	2	—	—
March 19, 2013	Block Trade inter- se purchase from Hasham Traders	97,20,790	2	440.05	Cash
June 15, 2017	Bonus	45,16,19,790	2	—	—
March 8, 2019	Bonus	30,10,79,858	2	—	—

Total		1,20,43,19,438

(viii)	Hasham Investment and Trading Co. Private Limited

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
July 7, 2015	Shares received under court approved scheme of amalgamation	5,62,998	2	—	—
June 15, 2017	Bonus	5,62,998	2	—	—
March 8, 2019	Bonus	3,75,332	2	—	—

Total		15,01,328

(ix)	Azim Premji Philanthropic Initiatives Private Limited

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	11,98,869	(1)	2	—	—
June 17, 2010	Bonus	43,37,333		2	—	—
June 15, 2017	Bonus	1,00,69,955		2	—	—
March 8, 2019	Bonus	52,02,052		2	—	—

Total		2,08,08,209	(2)

Note:

1.

Originally allotted 42,25,500 equity shares of Rs. 2/- each as bonus. Aggregate of 45,33,753 equity shares were tendered and accepted under the buyback by the Company on December 19, 2017 at a price of Rs. 320/- per equity share, of which 30,26,631 equity shares were part of the aforesaid allotment.

2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.

(x)	Azim Premji Trust

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
February 22, 2013	Gift	19,27,29,318	(1)	2	—	—
June 15, 2017	Bonus	39,90,65,641		2	—	—
March 8, 2019	Bonus	20,61,53,875		2	—	—

Total		79,79,48,834	(2)

Note:

1.

Originally received 29,55,27,000 equity shares of Rs. 2/- each as gift. Aggregate of 17,96,69,656 equity shares were tendered and accepted under the buyback by the Company on December 19, 2017 at a price of Rs. 320/- per equity share, of which 7,61,31,015 equity shares were part of the aforesaid allotment. Further, 2,66,66,667 equity shares were sold through market sale on BSE on March 8, 2019 at a maximum price of Rs. 261.70 per equity share and a minimum price of Rs.256.00 per equity share.

2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

(k)	Confirmations from Company as per the provisions of Buyback Regulations and Act

a)	all the Equity Shares of the Company are fully paid-up;

b)

the Company shall not issue any Equity Shares or specified securities including by way of bonus, from the date of declaration of results of the postal ballot for special resolution passed by the shareholders approving the proposed Buyback until the date of expiry of the Buyback period;

c)	the Company shall not raise further capital for a period of one year from the expiry of the Buyback period, except in discharge of its subsisting obligations;

d)	the Company shall not buyback locked-in Equity Shares and non-transferable Equity Shares until the pendency of the lock-in or till the Equity Shares become transferable;

e)

the Company shall not buyback its Equity Shares from any person through negotiated deal whether on or off the stock exchanges or through spot transactions or through any private arrangement in the implementation of the Buyback;

f)

there are no defaults subsisting in the repayment of any deposits (including interest payable thereon), redemption of debentures or preference shares, payment of dividend or repayment of any term loans to any financial institution or banks (including interest payable thereon);

g)	that the Company has been in compliance with Sections 92, 123, 127 and 129 of the Act;

h)

the aggregate amount of the Buyback i.e. up to Rs. 105,00,00,00,000/- (Rupees Ten Thousand Five Hundred Crores Only) does not exceed 25% of the aggregate of the total paid-up capital and free reserves of the Company as per the latest audited standalone balance sheet of the Company as at March 31, 2019;

i)

the maximum number of Equity Shares proposed to be purchased under the Buyback (up to 32,30,76,923 Equity Shares), does not exceed 25% of the total number of Equity Shares in the paid-up Equity Share capital as per the latest audited standalone balance sheet of the Company as at March 31, 2019;

j)	the Company shall not make any offer of buyback within a period of one year reckoned from the date of expiry of the Buyback period;

k)

The Company has obtained an order dated February 15, 2019 bearing reference number WTM/GM/CFD/90/2018–19 issued by SEBI (the “SEBI Order”), pursuant to which SEBI has granted an exemption/relaxation to the Company from compliance with the requirements of Regulation 24(ii) of the Buyback Regulations (which restricts a company from making a public announcement of a buyback during the pendency of a scheme of amalgamation or compromise or arrangement) in the context of the scheme of amalgamation of Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, Newlogic Technologies SARL, Appirio India Cloud Solutions Private Limited and the Company (the “Scheme”). The conditions set out in paragraph 8 of the SEBI Order are complied with. Subsequently, the Hon’ble National Company Law Tribunal has vide order no. CP(CAA)No.61/BB/2018 dated March 29, 2019 approved the Scheme;

l)	Further to the aforesaid, there is no pendency of any scheme of amalgamation or compromise or arrangement pursuant to the provisions of the Act, as on date;

m)	the ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid-up Equity Share capital and free reserves after the Buyback; and

n)

the Company shall not directly or indirectly purchase its Equity Shares through any subsidiary company including its own subsidiary companies or through any investment company or group of investment companies.

(l)	Confirmations from the Board

The Board of Directors of the Company has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion:

(i)

that immediately following the date on which the meeting of the board of directors is convened, i.e. April 16, 2019 or following the date on which the result of shareholders’ resolution will be declared (“Postal Ballot Resolution”), approving the Buyback, there will be no grounds on which the Company could be found unable to pay its debts;

(ii)

that as regards the Company’s prospects for the year immediately following the date on which the meeting of the board of directors is convened, i.e. April 16, 2019 or the Postal Ballot Resolution that, having regard to the Board’s intention with respect to the management of Company’s business during that year and to the amount and character of the financial resources which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting i.e. April 16, 2019 or the Postal Ballot Resolution; and

(iii)

that in forming an opinion for the above purposes, the Board has taken into account the liabilities as if the Company was being wound up under the provisions of the Companies Act 1956, Companies Act, 2013 or the Insolvency and Bankruptcy Code, 2016 (including prospective and contingent liabilities).

(m)	Additional Information for Holders of Company’s American Depositary Shares, each representing one Equity Share

(i)	Equity Share Withdrawal

Holders of ADSs will not be eligible to tender ADSs in the Buyback. In order for such holders to participate in the Buyback, they must become holders of Equity Shares as of the record date. They, therefore, need to (i) establish an account with a bank, broker or other nominee in India sufficiently in advance of the record date to receive the withdrawn Equity Shares in DR type electronic dematerialized form (a “Brokerage Account”) prior to the record date, (ii) submit the desired number of ADSs to JPMorgan Chase Bank N.A., as the ADR depositary (the “Depositary”) for cancellation and withdraw the underlying Equity Shares no later than 3 (three) New York business days prior to the record date (“Equity Share Withdrawal”) and (iii) after receiving the Equity Shares in the Brokerage Account, tender into the Buyback any or all such withdrawn Equity Shares when the offering period for the Buyback commences. Note that the record date will be determined and disclosed in due course and after receipt of shareholders’ approval through the Postal Ballot Resolution.

A registered holder of ADSs may surrender such ADSs to the Depositary for cancellation along with requisite fees and a written order directing the Depositary to cause the Equity Shares represented by the ADSs to be withdrawn and delivered to, or upon the written order of, any person designated in such order (the “Withdrawal Order”). Persons holding their ADSs through a bank, broker or other nominee must request such bank, broker or other nominee to surrender the ADSs to be cancelled, pay the requisite fees to the Depositary and provide the Depositary with the Withdrawal Order.

The Depositary will charge such holder a fee of U.S. $0.05 for each ADS surrendered for cancellation and may have other requirements before it permits withdrawal of Equity Shares. These fees are payable whether or not the withdrawn Equity Shares are accepted for tender in the Buyback. Each holder of ADSs that wishes to effect an Equity Share Withdrawal will be responsible for setting up its Brokerage Account, including providing any necessary documentation and know your customer documentation, and may incur customary fees, charges and expenses in connection therewith. The Depositary will not assist ADS holders or other persons in establishing Brokerage Accounts in India.

You must be a holder of Equity Shares as of the record date to participate in the Buyback.

Equity Shares trade on the NSE and the BSE (the “Indian Stock Exchanges”) and cannot be traded on the U.S. exchange, i.e., the NYSE. Due to uncertainties under India law and the terms of the deposit agreement, upon withdrawal of the Equity Shares underlying the ADSs, an equity holder currently cannot re-deposit the Equity Shares into the ADR program to receive ADSs. There is no guarantee that any ADS holder that submits its ADSs for cancellation and withdrawal of the underlying Equity Shares will be able to tender successfully into the Buyback any or all of such Equity Shares. Equity Shares that are not accepted in the Buyback will remain outstanding, and the rights and obligations of any holder of such Equity Shares will not be affected.

(ii)	Buyback Price and Foreign Exchange Considerations

The Buyback Price is at a premium of 13.59% over the volume weighted average price of an ADS on the NYSE for the 60 trading days preceding the date of the notice to the Indian Stock Exchanges of the Board meeting to consider the proposal of the Buyback; i.e., April 10, 2019. The Buyback Price is at a premium of 14.82% over the volume weighted average market price of an ADS on the NYSE for 10 trading days preceding April 10, 2019. The Buyback Price will be paid in Indian rupees. These amounts are based on the exchange rate of Rs. 69.51 (Rupees Sixty Nine and Fifty One Paise Only) per USD as published by the Federal Reserve Board of Governors on April 16, 2019. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Buyback. Shareholders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

Participating in the Buyback may result in ADS holders receiving less proceeds than could be obtained by selling ADSs on the NYSE.

(iii)	Tax and Regulatory Considerations

Participation in the Buyback may trigger additional Indian capital gains taxation and other substantial burdens that would not be applicable to sales of ADSs on the NYSE. ADS holders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback and requesting that the Depositary effect an Equity Share Withdrawal, including advice related to any related regulatory approvals and U.S., Indian and other tax considerations. In addition, prior to submitting any ADSs for withdrawal, ADS holders are advised to confirm that they have a Brokerage Account in India that can take delivery of the Equity Shares.

Special notice to security holders in the United States

The Buyback is being made for securities of an Indian company and is subject to the laws of India. It is important for U.S. securities holders to be aware that the Buyback is subject to tender offer laws and regulations in India that are different from those in the U.S. and, upon obtaining approval for the Buyback from the shareholders of the Company by way of special resolution through Postal Ballot, documents related to the Buyback will be prepared in accordance with Indian format and style, which differs from customary U.S. format and style. Certain U.S. federal securities laws apply to the Buyback as there are U.S. holders of Equity Shares and ADSs. The Buyback is being treated in the U.S. as one to which the “Tier I” exemption set forth in Rule 13e-4(h)(8) under the Securities Exchange Act of 1934, as amended, is applicable.

(n)	Members holding Equity Shares in physical form

All equity shareholders holding the Equity Shares in physical form shall note that in accordance with the proviso to regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (notified by the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) (Fourth Amendment) Regulations, 2018), effective from April 1, 2019, transfers of securities of the Company shall not be processed unless the securities are held in the dematerialized form with a depository. Accordingly, the Company will not be able to accept Equity Shares tendered in physical form in the Buyback. Shareholders are advised to approach the concerned depository participant to have their Equity Shares dematerialized before tendering their Equity Shares in the Buyback.

(o)	Report addressed to the Board of Directors by the Company’s Auditors on the permissible capital payment and the opinion formed by Directors regarding insolvency

The text of the Report dated April 16, 2019 of Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

To,

The Board of Directors

Wipro Limited

Doddakannelli, Sarjapur Road,

Bangalore - 560035

Dear Sirs /Madam,

Subject: Statutory Auditor’s report in respect of proposed buyback of equity shares by Wipro Limited (‘the Company’) in terms of clause (xi) of Schedule I of Securities and Exchange Board of India (Buy Back of Securities) Regulations, 2018 (as amended) (“Buyback Regulations”).

1.	This Report is issued in accordance with the terms of our engagement letter dated July 19, 2018.

2.

The Board of Directors of Wipro Limited (the “Company”) have approved a proposal for buy-back of equity shares by the Company (subject to the approval of its shareholders) at its meeting held on April 16, 2019 in pursuance of the provisions of Section 68, 69 and 70 of the Companies Act, 2013 as amended (“the Act”) and the Buyback Regulations.

3.

We have been requested by the Management of the Company to provide a report on the accompanying statement of permissible capital payment (including premium) (“Annexure A”) as at March 31, 2019 (hereinafter referred to as the “Statement”) prepared by the management of the Company, which we have initialed for identification purposes only.

Management’s Responsibility for the Statement

4.

The preparation of the statement in accordance with Section 68(2)(c) of the Act, Regulation 4(i) of the Buyback Regulations and in compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment (including premium), the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditors Responsibility

5.	Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:

i.	we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone financial statements as at and for the three months and year ended on March 31, 2019.

ii.

the amount of permissible capital payment for the proposed buyback of equity shares as stated in Annexure A, has been properly determined considering the audited interim condensed standalone financial statements as at and for the three months and year ended on March 31, 2019 in accordance with Section 68(2) of the Act and Regulation 4(i) of the Buyback Regulations; and

iii.

the Board of Directors of the Company, in their meeting held on April 16, 2019 have formed the opinion as specified in Clause (x) of Schedule I to the SEBI Buyback Regulations, on reasonable grounds and that the Company, having regard to its state of affairs, will not be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders’ resolution with regard to the proposed buyback are declared.

6.

The interim condensed standalone financial statements referred to in paragraph 5 above have been audited by us, on which we have issued an unmodified audit opinion vide our report dated April 16, 2019. We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing (“the Standards”) and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India (the “ICAI”). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7.

We conducted our examination of the Statement in accordance with the Guidance note on Audit Reports and Certificates for Special Purposes, issued by the ICAI (“Guidance Note”). The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.

8.

We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services engagements.

Opinion

9.	Based on enquiries conducted and our examination as above, we report that:

i)

We have enquired into the state of affairs of the Company in relation to its audited interim condensed standalone financial statements as at and for the three months and year ended on March 31, 2019 which has been approved by the Board of Directors of the Company on April 16, 2019.

ii)

The amount of permissible capital payment (including premium) towards the proposed buy back of equity shares as computed in the Statement attached herewith as Annexure A, in our view has been properly determined in accordance with Section 68(2)(c) of the Act and Regulation 4(i) of the Buyback Regulations. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone financial statements of the Company as at and for three months and year ended on March 31, 2019.

iii)

The Board of Directors of the Company, in their meeting held on April 16, 2019 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board meeting resolution dated April 16, 2019 and from the date on which the results of the shareholders’ resolution with regard to the proposed buyback are declared.

Restriction on Use

10.

This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act, and the Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, and other documents pertaining to buy-back to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to JM Financial Limited (“the managers”), each for the purpose of extinguishment of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, and may not be suitable for any other purpose.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Vikas Bagaria

(Partner)

(Membership No. 60408)

Place: Bengaluru

Date: April 16, 2019

UDIN: 19060408AAAAAI8805

Annexure A

Wipro Limited

Computation of amount of permissible capital payment towards buy back of equity shares in accordance with section 68(2)(c) of the Companies Act, 2013 (“the Act”) based on audited interim condensed standalone financial statements as at and for the year ended March 31, 2019:

Particulars	Amount (In Rs. Lakhs)
Paid-up Equity Share Capital as at March 31, 2019 (A)	120,679
Free Reserves as at March 31, 2019
- Retained Earnings	4,437,910
- Share Premium Account	1,453
Total Free Reserves (B)	4,439,363
Total (A + B)	4,560,042
Maximum amount permissible for the buyback i.e. 25% of total paid-up equity capital and free reserves	1,140,010

(p)	Other disclosures

In the opinion of the Board, the proposal for Buyback is in the interest of the Company and its shareholders holding Equity Shares of the Company. The Directors, therefore, recommend the special resolution as set out at Item No. 1 for approval by the shareholders.

None of the Directors or any Key Managerial Personnel of the Company or their respective relatives are in anyway, concerned or interested financially or otherwise, either directly or indirectly in passing of the said resolution, save and except to the extent of their respective interest as shareholders of the Company.

Resolution No. 2—Appointment of Mrs. Arundhati Bhattacharya (DIN 02011213) as an Independent Director of the Company

The Board of Directors vide its resolution dated October 24, 2018 appointed Mrs. Arundhati Bhattacharya as an Additional Director of the Company in the capacity of Independent Director for a term of 5 years with effect from January 1, 2019 pursuant to Section 161 of the Companies Act read with the Article 164 of Articles of Association of the Company. In terms of section 160 of the Companies Act, 2013, based on her skills, experience and knowledge, the Board Governance, Nomination and Compensation Committee and the Board has recommended the appointment of Mrs. Arundhati Bhattacharya as an Independent Director pursuant to the provisions of sections 149 and 152 of the Companies Act, 2013.

The Company has received a declaration from Mrs. Arundhati Bhattacharya confirming that she meets the criteria of independence under the Companies Act, 2013 and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. Further, the Company has also received Mrs. Arundhati Bhattacharya’s consent to act as a Director in terms of section 152 of the Companies Act, 2013 and a declaration that she is not disqualified from being appointed as a Director in terms of Section 164 of the Companies Act, 2013.

In the opinion of the Board, Mrs. Arundhati Bhattacharya fulfils the conditions specified in the Companies Act, 2013 and rules made thereunder and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, for her appointment as Independent Director of the Company and she is independent of the management.

Copy of letter of appointment of Mrs. Arundhati Bhattacharya setting out the terms and conditions of appointment shall be available for inspection by the shareholders at the registered office of the Company.

The Board of Directors recommend the resolution at Item No. 2 for approval by the shareholders.

Except Mrs. Arundhati Bhattacharya, being the appointee or her relatives, none of the Directors and Key Managerial Personnel of the Company or their relatives are concerned or interested financially or otherwise, in the resolution set out at item No. 2.

Brief profile of Mrs. Arundhati Bhattacharya

Arundhati Bhattacharya became a director of the Company in January 2019 and she also serves as a member of our Audit, Risk and Compliance Committee. Arundhati Bhattacharya has 40 years of rich experience in India’s financial sector working across varied roles and diverse national & international locations.

During her four years tenure as the first-ever woman Chair of State Bank of India, a Fortune 500 company, she has stamped her imprint on the financial world not just in India but globally as well. Mrs. Bhattacharya has expertise and deep understanding of all aspects of banking spanning the domains of credit, forex, treasury, retail operations, mergers and acquisitions besides the capital & bond markets.

She is credited with upscaling the Bank’s technology initiatives in order to give this 212 year old largest bank of India (22% market share) a digital edge that has been acknowledged by Industry as path breaking. Her work in the area of Human Resources with special focus on the status of women and “challenged” members of the work force, has also been of special significance. Under her leadership, the bank was adjudged one of India’s top 3 Best Places to work in India by leading Global Job site ‘Indeed’ based on their 15 million reviews globally for most highly rated reviews on overall employee experience.

Other notable initiatives during her Chairmanship include the overhauling of the Bank’s risk structure and implementation of various technology tools for this purpose, as well as enhancing enterprise wide risk awareness and sensitivity, through various training initiatives. During her tenure the other companies in the Group also benefitted notably on account of focus on value creation and collaboration.

She also engineered the merger of the mother bank with its six Associate banks creating an entity three times the size of its nearest competitor. The entire exercise was executed smoothly over a period of six weeks and was credited with being an operation that was completed with minimal or no disruption of customer service across its network of 22,000 branches and 56,000 ATMs as well as over 5,000 franchisee outlets.

Forbes magazine has ranked her 25th in their list of “Most Powerful Women in the World” and 5th in “The Most Powerful Women in Finance” category in 2016. She has also been featured in the Fortune List of Top 50 globally most powerful women in business and ranked among the top 5 in the Asia-Pacific region. She was included in the top 100 Global Thinkers in 2014 by Foreign Policy Magazine and was one of the two Indians on the list. She has been ranked 26th in the fourth edition of Fortune’s World 50 Greatest Leaders list, becoming the only Indian corporate leader to be featured in the list.

Additional information about Mrs. Arundhati Bhattacharya is provided in Annexure A enclosed hereto.

By Order of the Board

For Wipro Limited

M Sanaulla Khan

Company Secretary

Date: April 16, 2019

Place: Bengaluru

Annexure-A

Details of Director seeking appointment through Postal Ballot/e-voting

[Pursuant to Regulation 36(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015]

Name of the Director	Arundhati Bhattacharya

Date of Birth	18.03.1956

Age	63 years

Date of Appointment as Independent Director under the Companies Act, 2013 and SEBI Listing Regulations	01.01.2019

Relationship with Directors and Key Managerial Personnel	None

Expertise in specific functional area	Finance, Banking, Strategy Planning and wide management experience

Qualification(s)	Graduate degree in English Literature from Lady Brabourne College, Kolkata, Master’s in English Literature from Jadhavpur University, Kolkata, and Associate of the Indian Institute of Bankers.

Board Membership of other listed Companies as on April 16, 2019	1. Reliance Industries Limited

2. Piramal Enterprises Limited

3. CRISIL Limited

Chairmanships/Memberships of the Committees of other public limited companies as on April 16, 2019

a. Audit Committee	—

b. Shareholders’ Grievance Committee/Stakeholders Relationship Committee	Reliance Industries Limited

c. Board Governance and Nomination Committee	—

d. CSR Committee	—

e. Other Committee(s)	1. Reliance Industries Limited (Health, Safety and Environment Committee) 2. Piramal Enterprises Limited (Risk Management Committee: Financial Services)

Number of shares held in the Company	Nil

Notes:

1.

The Directorship, Committee Memberships and Chairmanships do not include positions in foreign companies, unlisted companies and private companies, position as an advisory board member and position in companies under Section 8 of the Companies Act, 2013.

2.

In line with the Company’s remuneration policy for Independent Directors, Mrs. Arundhati Bhattacharya will be entitled to receive remuneration by way of sitting fees as approved by the Board, reimbursement of expenses for participation in the Board/Committee meetings and commission on a quarterly basis of such sum as may be approved by the Board and shareholders on the recommendation of the Board Governance, Nomination and Compensation Committee within the overall limits under Companies Act, 2013 of upto 1% of the net profits of the Company during any financial year. Details of remuneration paid to Independent Directors shall be disclosed as part of the Annual Report.

3.	Mrs. Arundhati Bhattacharya attended the Board meetings of the Company held in January 2019 and April 2019.

WIPRO LIMITED

CIN: L32102KA1945PLC020800

Registered Office: Doddakannelli, Sarjapur Road, Bengaluru - 560 035, India

Ph: +91 (80) 28440011, Fax: +91 (80) 28440054

Website: www.wipro.com, E-mail: corp-secretarial@wipro.com

POSTAL BALLOT FORM

(Please read the instructions printed overleaf carefully before filling this form)

Sl. No. :

1. Name and Registered address of the Member :

2. Name(s) of Joint holder(s), if any :

3. Registered Folio No. / DP ID No./ Client ID No.* : (*Applicable to investors holding shares in dematerialised form)

4. Number of Equity Shares held as on April 19, 2019 :

I/We hereby exercise my/our vote in respect of the Resolutions to be passed through Postal Ballot as stated in the Postal Ballot Notice of the Company dated April 16, 2019, by sending my/our Assent (For) or Dissent (Against) to the said Resolutions by placing a tick (✓) mark at the appropriate box below:

Sl. No.	Description of Resolutions	I/We assent to the Resolution (FOR) (Number of Shares)	I/We dissent to the Resolution (AGAINST) (Number of Shares)
1.	Approval for Buyback of Equity Shares

2.	Appointment of Mrs. Arundhati Bhattacharya (DIN 02011213) as an Independent Director of the Company

Place :
Date :
Signature of the Member

Important Note: Please complete and return this Postal Ballot Form to the Scrutinizer by using the enclosed postage pre-paid self-addressed Business Reply Envelope. Last Date for Receipt of this Postal Ballot Form by the Scrutinizer is June 1, 2019.

ELECTRONIC VOTING PARTICULARS (Please visit https://evoting.karvy.com to cast your vote online)

EVENT (E-Voting Event Number)	USER ID	PASSWORD

Note: Detailed instructions for e-voting are furnished in the Postal Ballot Notice.

IMPORTANT INSTRUCTIONS

1.

The voting rights for Equity Shares are one vote per Equity Share, registered in the name of the Members. Voting period commences at 09:00 Hours IST on Friday, May 3, 2019, and ends at 17:00 Hours IST on Saturday, June 1, 2019.

2.

Voting rights shall be reckoned on the paid-up value of equity shares registered in the names(s) of Members(s) on the cut-off date i.e. Friday, April 19, 2019. A person who is not a member on the relevant date should treat this notice for information purpose only.

3.

A Member desirous of exercising vote by physical Postal Ballot should complete the Postal Ballot Form in all respects and send it after signature to the Scrutinizer in the attached postage pre-paid self addressed Business Reply Envelope. However, envelopes containing Postal Ballot Form, if sent by courier, registered post or speed post at the expense of the Member, will also be accepted.

4.	Alternatively, a Member may vote through electronic mode as per the instructions for e-voting provided in the Postal Ballot Notice sent herewith.

5.

The Members can opt only one mode of voting, i.e., either by Physical Ballot or e-voting. In case Members cast their vote by Physical Ballot and e-Voting, the voting done through e-voting shall prevail and voting done by Physical Ballot will be treated as invalid.

6.	The self-addressed Business Reply Envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company, and the address to which the same needs to be dispatched.

7.

The Postal Ballot Form should be completed and signed by the Member (as per the specimen signature registered with the Company). Voting rights in a Postal Ballot cannot be exercised by a Proxy. In case of joint holding, this Form should be completed and signed (as per the specimen signature registered with the Company) by the first named Member and in his/her absence, by the next named Member. Holders of Power of Attorney (POA) on behalf of the Members may vote on the Postal Ballot mentioning the registration number of the POA and enclosing an attested copy of the POA.

8.

Consent must be accorded by placing a tick mark in the column, ‘I/We assent to the Resolution’, or dissent must be accorded by placing a tick mark in the column, ‘I/We dissent to the Resolution’. Form bearing tick mark in both the columns will be treated as invalid. A Member need not use all of his/her votes nor does he/she need to cast his/her votes in the same way.

9.	The votes of a Member will be considered invalid on any of the following grounds-

a)	If a form other than the Postal Ballot Form issued by the Company is used.

b)	If the Postal Ballot Form has not been signed by or on behalf of the Member.

c)	If the Member’s signature does not tally with the specimen signature with the Company.

d)

If the Member has marked his/her/its vote both for ‘Assent’ and also for ‘Dissent’ to the ‘Resolution’ in such manner that the aggregate Equity Shares voted for ‘Assent’ and ‘Dissent’ exceed total number of Equity Shares held.

e)	If the Member has made any amendment to the Resolution or imposed any condition while exercising his vote.

f)	If the Postal Ballot Form is incomplete and incorrectly filled.

g)

If the Postal Ballot Form is received torn or defaced or mutilated or in a manner such that it is difficult for the Scrutinizer to identify either the Member or the number of votes, or whether the votes are for ‘Assent’ or ‘Dissent’, or neither assent or dissent is mentioned or if the signature could not be verified, or one or more of the above grounds.

h)	Any competent authority has given directions in writing to the Company to freeze the voting rights of the Member.

10.

Duly completed Postal Ballot Form should reach the Scrutinizer not later than by 17:00 Hours IST on Saturday, June 1, 2019. Postal Ballot Form received after that date will be strictly treated as if reply from such Member has not been received. The Members are requested to send the duly completed Postal Ballot Form well before the last date providing sufficient time for the postal transit.

11.

A Member may request for a duplicate Postal Ballot Form from the Registrar and Share Transfer Agent, Unit: Wipro Limited, Karvy Fintech Private Limited, Karvy Selenium Tower B, Plot number 31 & 32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500032 or from the Company at its Registered Office or download the same from the Company’s website www.wipro.com.

12.

In case of Equity Shares held by companies, trusts, societies etc., the duly completed Postal Ballot Form should be accompanied by a certified copy of Board Resolution/other authority and attested specimen signature(s) of the duly authorized signatories giving requisite authorities to the person voting on the Postal Ballot Form.

13.

Members are requested NOT to send any other paper along with the Postal Ballot Form in the enclosed postage prepaid self-addressed Business Reply Envelopes as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelopes would be destroyed by the Scrutinizer and the Company would not be able to act on the same.

14.	The Scrutinizer’s decision on the validity of Postal Ballot Form shall be final.

15.	Any query in relation to the Resolutions proposed to be passed by Postal Ballot may be sent to corp-secretarial@wipro.com.

16.

The result of voting on the Resolutions will be declared on or before Monday, June 3, 2019 at the registered office and will also be displayed on the website of the Company www.wipro.com, besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agent.